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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
RULE 13d-102

Information to be included in statements filed pursuant to rules 13d-1(b)(c), and (d) and amendments thereto filed pursuant to rule 13d-2(b)
(Amendment No. 6)

InPlay Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45773 L 103

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

(1)The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following page(s))

13G
CUSIP No. 45773 L 103

1.	Name of Reporting Person: Anthony J. Van Zeeland		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 943,199

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 943,199

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 943,199

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 8.2%

12.	Type of Reporting Person:* IN

*See instructions before filling out

13G
CUSIP No. 45773 L 103

1.	Name of Reporting Person: Patricia Mae Van Zeeland		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 943,199

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 943,199

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 943,199

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 8.2%

12.	Type of Reporting Person:* IN

*See instructions before filling out

Item 1(a)	Name of Issuer:
InPlay Technologies, Inc. (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices:
234 S. Extension Road, Mesa, Arizona 85210
Item 2(a)	Name of Person Filing:
Anthony J. Van Zeeland
Item 2(b)	Address of the Principal Business Office or, if none, residence:
234 S. Extension Road, Mesa, Arizona 85210
Item 2(c)	Citizenship:
United States
Item 2(d)	Title of Class of Securities:
Common stock, par value $0.001 per share
Item 2(e)	CUSIP Number:
45773 L 103
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.
Item 4.	Ownership
(a) Amount beneficially owned: 943,199
(b) Percent of Class: 8.2%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: -0-
(ii) shared power to vote or to direct the vote: 943,199
(iii) sole power to dispose or to direct the disposition of: -0-
(iv) shared power to dispose or to direct the disposition of: 943,199
Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent holding
Company or Control Persons
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2006

Date

/s/ Anthony J. Van Zeeland

Anthony J. Van Zeeland

/s/Patricia Mae Van Zeeland

Patricia Mae Van Zeeland